UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)*

The New York Times Company
(Name of Issuer)

Class A Common Stock (par value $0.10 per share)
(Title of Class of Securities)

650111107
(CUSIP Number)

Joel B. Piassick
2100 Third Avenue North, Suite 600
Birmingham, Alabama 35203
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 12, 2008
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.,  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR HARBINGER CAPITAL PARTNERS NY, LLC (COLLECTIVELY, THE “FUNDS”).  ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR MORE OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 23

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 650111107	Page 3 of 23

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Offshore Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 650111107	Page 4 of 23

1	NAME OF REPORTING PERSONS
HMC Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 650111107	Page 5 of 23

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
PN

CUSIP No. 650111107	Page 6 of 23

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 650111107	Page 7 of 23

1	NAME OF REPORTING PERSONS
HMC - New York, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 650111107	Page 8 of 23

1	NAME OF REPORTING PERSONS
Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 650111107	Page 9 of 23

1	NAME OF REPORTING PERSONS
Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 650111107	Page 10 of 23

1	NAME OF REPORTING PERSONS
Raymond J. Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 650111107	Page 11 of 23

1	NAME OF REPORTING PERSONS
Michael D. Luce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,434
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 650111107	Page 12 of 23

1	NAME OF REPORTING PERSONS
Harbinger Capital Partners NY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
28,488,234
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
28,488,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,488,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 650111107	Page 13 of 23

1	NAME OF REPORTING PERSONS
Firebrand Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 650111107	Page 14 of 23

1	NAME OF REPORTING PERSONS
Scott Galloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER
0
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
0
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 650111107	Page 15 of 23

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 11, 2008 (the “Schedule 13D”), as Amended by Amendment No. 1 filed on February 19, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on February 25, 2008 and Amendment No. 4 filed on March 17, 2008 with respect to the Class A common stock, $0.10 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below), Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund (“HCPSS”), HMC - New York, Inc., the managing member of HCPSS (“HMCNY”), Harbert Management Corporation (“HMC”), the parent of HMCNY, Philip Falcone, a member of HMC Investors, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, Michael D. Luce, a member of HMC Investors and a shareholder of HMC, Harbinger Capital Partners NY, LLC (formerly Firebrand/Harbinger, LLC) (“Harbinger NY”), an investment fund, Firebrand Investments, LLC (“Firebrand”), an investment fund and a holder of membership interests in Harbinger NY, and Scott Galloway, a Clinical Associate Professor at the New York University Stern School of Business and the sole member and manager of Firebrand (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Harbinger NY, Firebrand and Messrs. Falcone, Harbert, Luce and Galloway, a “Reporting Person”, and collectively, the “Reporting Persons”).

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Manager, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert, Michael D. Luce and Scott Galloway is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.  Harbinger NY is a Delaware limited liability company with its principal business address at c/o Harbinger Capital Partners Offshore Manager, LLC, 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. Firebrand is a Delaware limited liability company with its principal business address at c/o Scott Galloway, 210 Little Noyac Path, Water Mill, New York 11976. The principal business address for Mr. Galloway is 40 West 4th Street, New York, NY 10014.

(d) None of Philip Falcone, Raymond J. Harbert, Michael D. Luce or Scott Galloway has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. 650111107	Page 16 of 23

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 0 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 0 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 0 Shares.

As of the date hereof HMC may be deemed to beneficially own 0 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 28,488,434 Shares.

As of the date hereof Harbinger NY may be deemed to beneficially own 28,488,234 Shares.

As of the date hereof Firebrand may be deemed to beneficially own 0 Shares.

As of the date hereof Scott Galloway may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.”

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing such paragraphs with the following:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 142,966,008 Shares stated to be outstanding as of October 31, 2008 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 28, 2008.

(a, b) As of the date hereof, the Master Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund, may be deemed to be the beneficial owner of 28,488,434 Shares, constituting 19.3% of the Shares outstanding of the Issuer.

CUSIP No. 650111107	Page 17 of 23

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 28,488,434 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 19.3% of the Shares outstanding of the Issuer.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 28,488,434 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 19.3% of the Shares outstanding of the Issuer.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund, may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 0 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 0% of the Shares outstanding of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 0 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 0% of the Shares outstanding of the Issuer.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 650111107	Page 18 of 23

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 0 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 0% of the Shares outstanding of the Issuer.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 28,488,434 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.3% of the Shares outstanding of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 28,488,434 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.3% of the Shares outstanding of the Issuer.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 28,488,434 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.3% of the Shares outstanding of the Issuer.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,434 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Harbinger NY may be deemed to be the beneficial owner of 28,488,234 Shares (such Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund), constituting 19.3% of the Shares outstanding of the Issuer.

Harbinger NY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,488,234 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,488,234 Shares.

(a, b) As of the date hereof, Firebrand may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

CUSIP No. 650111107	Page 19 of 23

Firebrand has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

Mr. Galloway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(c) On November 12, 2008 the Special Fund sold its beneficial interest in 11,514,246 Shares to the Master Fund at a price of $8.38 per Share. The Shares sold were comprised of the 100 Shares directly beneficially owned by the Special Fund and the 11,514,146 Shares directly beneficially owned by Harbinger NY that were acquired with capital contributed to Harbinger NY by the Special Fund."

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by incorporated herein by reference the description of the transaction contained in Item 4(c) herein. Item 6 of the Schedule 13D is hereby further amended by deleting the first two paragraphs thereof and replacing such paragraphs with the following:

"The Master Fund entered into sixteen equity swap transactions with Monecor (London) Limited (t/a TradIndex) ("TradIndex") effective on January 17, 2008, January 28, 2008, January 29, 2008, August 5, 2008, August 8, 2008, August 11, 2008, August 12, 2008, August 13, 2008, August 14, 2008, August 15, 2008, August 18, 2008, August 19, 2008, August 20, 2008, August 20, 2008, August 27, 2008 and September 19, 2008 under which TradIndex agreed to pay the Master Fund an amount equal to any increase, and the Master Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 229,545, 450,000, 585,720, 150,000, 66,000, 99,000, 117,000, 142,200, 187,570, 120,000, 99,600, 93,000, 33,000, 42,000, 45,000 and 192,000 notional Shares, respectively, above or below an initial reference price of US$15.304400, US$15.848300, US$15.961600, US$13.399000, US$13.439700, US$13.900000, US$13.542200, US$12.755000, US$13.111500, US$13.851400, US$13.835000, US$13.483000, US$12.840000, US$12.904700, US$12.839800 and US$15.272300, respectively, per share upon close-out of any transaction. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Master Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party shall acquire any ownership interest, voting or similar rights, or dispositive power over any Share under the equity swap transactions. Each equity swap transaction may be closed out by the Master Fund at any time.

The Special Fund entered into fourteen equity swap transactions with TradIndex effective on January 17, 2008, January 28, 2008, January 29, 2008, August 8, 2008, August 11, 2008, August 12, 2008, August 13, 2008, August 14, 2008, August 15, 2008, August 18, 2008, August 19, 2008, August 20, 2008, August 25, 2008 and August 27, 2008 under which TradIndex agreed to pay the Special Fund an amount equal to any increase, and the Special Fund agreed to pay TradIndex an amount equal to any decrease, in the official market price of 320,455, 300,000, 390,480, 44,000, 66,000, 78,000, 94,800, 125,046, 80,000, 66,400, 62,000, 22,000, 28,000 and 30,000 notional Shares, respectively, above or below an initial reference price of US$15.304400, US$15.848300, US$15.961600, US$13.439700, US$13.900000, US$13.542200, US$12.755000, US$13.111500, US$13.851400, US$13.835000, US$13.483000, US$12.840000, US$12.904700 and US$12.839800, respectively, per share upon close-out of any transaction. The equity swap transactions provide for the payment by the Special Fund to TradIndex of an upfront commission based on the number of shares transacted. The equity swap transactions do not contemplate interim payments of appreciation or depreciation of the shares, and the Special Fund is not entitled to any dividends on the shares or equivalent thereof. All balances will be cash settled, and neither party shall acquire any ownership interest, voting or similar rights, or dispositive power over any Shares under the equity swap transactions. Each equity swap transaction may be closed out by the Special Fund at any time.

CUSIP No. 650111107	Page 20 of 23

The Special Fund closed out certain equity swap transactions with TradIndex on November 13, 2008 and November 14, 2008 in the amount of 378,816 and 435,000 notional Shares, respectively, at a price of $7.6314 and $7.4719, respectively.

Item 7.	Material to be Filed as Exhibits.

	Exhibit N:	Joint Filing Agreement

CUSIP No. 650111107	Page 21 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

HMC INVESTORS, L.L.C.

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc.,
Managing Member

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

CUSIP No. 650111107	Page 22 of 23

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc.,
Managing Member

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

HMC – NEW YORK, INC.

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

HARBERT MANAGEMENT CORPORATION

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

/s/ Philip Falcone
Philip Falcone

/s/ Raymond J. Harbert
Raymond J. Harbert

/s/ Michael D. Luce
Michael D. Luce

/s/ Scott Galloway
Scott Galloway

CUSIP No. 650111107	Page 23 of 23

HARBINGER CAPITAL PARTNERS NY, LLC

By:	Harbinger Capital Partners Master Fund I, Ltd.,
Manager

By:	Harbinger Capital Partners Offshore Manager, L.L.C.,
Investment Manager

By:	/s/ Joel B. Piassick
	Name:	Joel B. Piassick
	Title:	Executive Vice President

FIREBRAND INVESTMENTS, LLC

By:	/s/ Scott Galloway
	Name:	Scott Galloway
	Title:	Founder and CIO

November 17, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).